Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
ATA Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-215674) on Form S-8 of ATA Inc. of our reports dated June 29, 2017, with respect to the consolidated balance sheets of ATA Inc. as of March 31, 2016 and 2017, and the related consolidated statements of comprehensive income (loss), changes in equity, and cash flows for the years then ended, and the effectiveness of internal control over financial reporting as of March 31, 2017, which reports appear in the March 31, 2017 annual report on Form 20-F of ATA Inc.

/s/ KPMG Huazhen LLP

Beijing, China
June 29, 2017